UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number: 1-12079

_______________

Calpine Corporation
Retirement Savings Plan
EIN 77-0212977 Plan Number 002
(Full title of the plan)

Calpine Corporation
50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office[s])

Calpine Corporation

Retirement Savings Plan

Index to Financial Statements and Supplemental Schedule

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	2
Statement of Changes in Net Assets for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements	4

Supplemental Schedule:*

Schedule H, Part IV, Line 4i, Form 5500 – Schedule of Assets (Held at End of Year) at December 31, 2006	9

Signature Page	10

Exhibit Index	11

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Calpine Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Calpine Corporation Retirement Savings Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Line 4i, Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP

San Francisco, California

June 26, 2007

Calpine Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value (Note 3)	$151,924,258	$144,083,671
Participant loans	4,324,678	4,323,306
Total investments	156,248,936	148,406,977
Receivables:
Employer contributions	490,551	—
Participant contributions	873,645	—
Total receivables	1,364,196	—
Other assets	50,693	8,493
Total assets	157,663,825	148,415,470

Liabilities
Other liabilities	—	461
Net assets available for benefits	$157,663,825	$148,415,009

The accompanying notes are an integral part

of these Financial Statements.

Calpine Corporation

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006
Additions to net assets attributed to
Net appreciation in fair value of investments (Note 3)	$5,597,421
Interest and dividends	13,287,127
Interest income from participant loans	255,878
Total investment income	19,140,426
Contributions
Participants	17,229,359
Employer	9,600,624
Rollovers	869,639
Total contributions	27,699,622
Total additions	46,840,048
Deductions from net assets attributed to
Benefits paid to participants	37,513,561
Administrative expenses (Note 4)	77,671
Total deductions	37,591,232
Net increase	9,248,816
Net assets available for benefits
Beginning of year	148,415,009
End of year	$157,663,825

The accompanying notes are an integral part

of these Financial Statements.

Calpine Corporation

Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan and Investment Program

The following description of the Calpine Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — Calpine Corporation (the “Company”) established the Plan effective January 1, 1987, to supplement employees’ retirement income. All active employees, with the exception of collective bargaining employees, are eligible to participate in the Plan from the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Fidelity Management Trust Company is the Plan trustee. Arnerich Massena & Associates are the investment advisors to the Plan and monitor performance of the Plan on a quarterly basis.

On November 30, 2005, the Calpine unitized stock fund was closed to new investment with respect to new contributions to the Plan, and with respect to amounts exchanged from other investment funds within the Plan. Participants may continue to transfer funds out of the Calpine unitized stock fund, subject to the Company’s insider trading policy.

The Plan utilizes U.S. Trust Company, N.A. as investment manager and independent fiduciary for the Plan with responsibility to monitor the continuing prudence of the investment of Plan assets in the Calpine unitized stock fund, to determine whether to sell or hold Calpine common stock owned by the Plan, and to do all other things necessary or proper to manage or liquidate the Calpine unitized stock fund, as it determines in its discretion to be in the interest of Plan participants and beneficiaries.

Participant and Company Contributions — The Plan offers participants the option of contributing pre-tax and/or after-tax dollars under Section 401(k) of the Internal Revenue Code (“IRC”). Each year, participants may contribute up to an annual maximum of 15% of eligible compensation on an after-tax basis or an annual maximum of the lesser of 60% of eligible compensation or $15,000 on a pre-tax basis for 2006. Participants who were 50 years of age or older at the end of calendar year 2006 were also eligible to make pre-tax “catch-up contributions” up to $5,000. Employee pre-tax contributions from 1% to 100% can be made on any employer-paid bonus. The Company made a non-elective employer contribution equal to 4% of the employees’ eligible compensation in 2006, as defined by the Plan agreement up to a maximum subject to IRC limitations. The amount contributed by an employee and on behalf of an employee by the Company for a given year may not exceed the lesser of $44,000 or 100% of the employee’s annual compensation.

Participant Accounts — Each participant has the right to direct the investment of his/her account balance and contributions to various investment options, all of which are managed by Fidelity Management Trust Company. The investment options are provided to allow participants a choice as to investment elections. Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan’s provisions. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, as defined in the Plan document.

Plan Amendments — On April 1, 2006, Calpine amended and restated the Plan changing contributions and eligibility. Beginning January 1, 2007, Calpine lowered its initial contribution from 4% to 3% of each eligible participant’s compensation and began to make matching contributions of 50% for the first 4% of compensation a participant deferred. Beginning January 1, 2008, and in future years, Calpine will not make a non-elective employer contribution; but will match 100% of the first 5% of compensation a participant defers. As a result, the maximum Calpine contribution for a plan participant will be 5% of the participant’s compensation. Beginning January 1, 2007, participants can increase their participant contribution from a maximum of 60% to 75%. Effective January 1, 2007, newly hired employees must complete six months of employment with Calpine before becoming eligible to participate.

Calpine Corporation

Retirement Savings Plan

Notes to Financial Statements

Vesting — Participants are immediately vested in their pre-tax and after-tax contributions, any rollover contributions, the Company’s initial and profit sharing contributions and any earnings thereon.

Participant Loans — Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant’s vested balance, and are secured by his/her account balance. Loans must be for a minimum of $1,000. Participants can obtain loans with a term of ten years if the loans are used for the purpose of acquiring their principal residence. The term of all other loans shall not extend beyond five years. Interest rates on the loans outstanding at December 31, 2006, range from 4.5 percent to 9.5 percent. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits — Participant accounts are payable upon disability, death or termination of employment with the Company. Upon termination of employment, participants may receive a lump-sum payment of vested interest in their account. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant. If the value of the participant’s account is $1,000 or less, the payment will be made in cash in a single lump sum. Any taxable distribution paid by the trustee directly to the participant will be subject to mandatory federal income tax withholding of 20% of the requested distribution.

Administrative Expenses — Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan and are allocated to the individual participant accounts. Other outside professional and administrative services are paid or provided by the Company to the extent they are not covered by the Plan.

2.  Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — Investments in mutual funds are stated at fair value based on publicly quoted market prices. Calpine Corporation common stock, a publicly traded security, is valued at fair value based upon the last reported sales price on the last business day of the Plan year. Loans to participants are valued at cost, which approximates fair value. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Risks and Uncertainties — In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits — Benefits are recorded when paid.

Calpine Corporation

Retirement Savings Plan

Notes to Financial Statements

3.  Investments

The following investments held by the Plan represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2006	2005

Fidelity Magellan Fund	$15,407,101	$16,952,791
Fidelity Overseas Fund	16,386,263	11,527,121
Fidelity Aggressive Growth Fund	11,562,591	12,186,471
Fidelity Balanced Fund	24,905,771	24,627,185
Fidelity Equity Income II Fund	13,250,249	13,663,574
Fidelity Retirement Money Market Fund	28,609,666	28,805,184
Artisan Mid Cap Investment	8,959,194	9,198,606
Spartan US Equity Index	8,923,885	8,149,570

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,597,421 as follows:

Year Ended December 31, 2006

Net appreciation in mutual funds	$1,525,480
Net appreciation in Calpine Corporation common stock	4,071,941
Net appreciation in fair value of investments	$5,597,421

The Plan invests in Calpine Corporation common stock in a unitized trust fund.

4.  Party-In-Interest Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Plan assets are invested in common collective trusts issued by the Trustee and in Calpine Common Stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor’s Rules and Regulations and are exempt under Sections 408(b)(8) and 408(e) of ERISA. Fees paid by the Plan to the trustee amounted to $77,671 for the year ended December 31, 2006.

5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan should terminate, the Plan administrator will facilitate the distribution of account balances under the provisions of the Plan agreement until all assets have been distributed by the trustee.

6.  Tax Status

The Plan was designed in accordance with a prototype plan developed by the Plan Trustee, Fidelity Management Trust Company. The Internal Revenue Service determined and informed the Plan Trustee by a letter dated December 12, 2001, that the prototype plan and its related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended and converted into an individual Plan since receiving the determination letter; however, neither the Plan administrator nor the Plan’s tax counsel are aware of any circumstances that could reasonably be expected to result in the

Calpine Corporation

Retirement Savings Plan

Notes to Financial Statements

Plan becoming disqualified. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

7.  Reconciliation to the Form 5500

The information contained in the financial statements differs from the information contained in the December 31, 2006, Form 5500, which is prepared on a cash basis. The difference is due to receivables due from participant and employer contributions. The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$157,663,825	$148,415,009
Less:
Employer contributions receivable	(490,551)	—
Participant contributions receivable	(873,645)	—
Net assets available for benefits per Form 5500	$156,299,629	$148,415,009

The following is a reconciliation of contributions per the Statement of Changes in Net Assets Available for Benefits to Form 5500:

For the Year Ended December 31, 2006
Total contributions per the financial statements	$27,699,622
Less:
Employer contributions receivable	(490,551)
Participant contributions receivable	(873,645)
Total contributions per Form 5500	$26,335,426

8.  Legal and Other Matters

Bankruptcy Filings

Since December 20, 2005, Calpine Corporation and 273 of its wholly owned subsidiaries in the United States have filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (the “U.S. Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) and, in Canada, 12 of its Canadian subsidiaries were granted relief in The Court of Queen’s Bench of Alberta, Judicial District of Calgary under the Companies’ Creditors Arrangement Act (the “CCAA”), which, like Chapter 11, allows for reorganization under the protection of the court system. The U.S. and Canadian filers are referred to collectively as the “Calpine Debtors.” The Chapter 11 cases of the U.S. filers are being jointly administered for procedural purposes only by the U.S. Bankruptcy Court under the case captioned In re Calpine Corporation et al., Case No. 05-60200 (BRL).

The Calpine Debtors are continuing to operate their business as debtors-in-possession under the jurisdiction of the bankruptcy courts and in accordance with the applicable provisions of the U.S. Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, the CCAA, and applicable court orders, as well as other applicable laws and rules. In general, as debtors-in-possession, each of the Calpine Debtors is authorized to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the applicable bankruptcy court. Further, as part of the “first day” relief requested by the U.S. filers, the U.S. Bankruptcy Court entered an order on

Calpine Corporation

Retirement Savings Plan

Notes to Financial Statements

December 21, 2005, authorizing the U.S. filers to make payments and take certain actions related to wages and employee benefit plans (the “Wages Order”). The Wages Order granted the U.S. filers specific authority to, among other things, pay participant contributions deducted prior to the filing of the Chapter 11 cases to the Plan trustee, maintain the Plan and continue making payments attributable to the Plan. The ultimate recovery of participants’ investment in the Calpine unitized stock fund will be comparable to other equity security holders and will not be determined until confirmation of the Company’s plan or plans of reorganization.

On June 20, 2007, the U.S. filers filed a Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Reorganization Plan”) and a related Disclosure Statement (the “Disclosure Statement”) and Plan Supplement with the U.S. Bankruptcy Court. Bankruptcy law does not permit solicitation of acceptances of the Reorganization Plan until the U.S. Bankruptcy Court approves the Disclosure Statement. Accordingly, nothing in this Form 11-K is intended to be, nor should it be construed as, a solicitation for a vote on the Reorganization Plan. The Reorganization Plan will become effective only if it receives the requisite stakeholder approval and is confirmed by the U.S. Bankruptcy Court.

ERISA Complaint

In re Calpine Corp. ERISA Litig.  Two nearly identical class action complaints alleging claims under ERISA (Phelps v. Calpine Corporation, et al. and Lenette Poor-Herena v. Calpine Corporation, et al.) were consolidated under the caption In re Calpine Corp. ERISA Litig., Master File No. C 03-1685 SBA, in the United States District Court for the Northern District Court of California. Plaintiff Poor-Herena subsequently dropped her claim. The consolidated complaint, which named as defendants Calpine Corporation, the members of Calpine Corporation’s Board of Directors, the Plan’s Advisory Committee and its members, signatories of the Plan’s Annual Return/Report of Employee Benefit Plan Forms 5500 for 2001 and 2002, an employee of a consulting firm hired by the Plan, and unidentified fiduciary defendants, alleged claims under ERISA on behalf of the participants in the Plan from January 5, 2001, to the present who invested in the Calpine unitized stock fund. The consolidated complaint alleged that defendants breached their fiduciary duties under ERISA by permitting participants to buy and hold interests in the Calpine unitized stock fund. All claims were dismissed with prejudice by the district court. The plaintiff appealed the dismissal to the United States Court of Appeals for the Ninth Circuit. As a result of the Chapter 11 filings, the appeal was automatically stayed with respect to Calpine Corporation. In addition, Calpine Corporation filed a motion with the U.S. Bankruptcy Court to extend the automatic stay to the individual defendants. Plaintiff opposed the motion in the U.S. Bankruptcy Court and a hearing was scheduled for June 5, 2006; however, prior to the hearing, the parties stipulated to allow the appeal in the Ninth Circuit Court of Appeals to proceed. If the district court ruling is reversed, the plaintiff may then seek leave from the U.S. Bankruptcy Court to proceed with the action. Plaintiff’s opening brief was filed with the Ninth Circuit Court of Appeals on November 6, 2006. The Ninth Circuit Court of Appeals then stayed further briefing on the appeal pending completion of the parties’ participation in the Ninth Circuit Court of Appeal’s alternative dispute resolution program. On March 21, 2007, the parties reached an agreement in principle to settle the claims of plaintiff and the purported class in return for a payment of $4.2 million by Calpine’s fiduciary insurance carrier, the net proceeds of which will ultimately be deposited into individual plan members’ accounts. The settlement is subject to approval by the U.S. Bankruptcy Court and the United States District Court for the Northern District of California.

Calpine Corporation Retirement Savings Plan

EIN No. 77-0212977

Schedule H, Part IV, Line 4i, Form 5500 — Schedule of Assets (Held at End of Year)

at December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	Cash	Cash	**	$183,019
*	Calpine Corporation common stock	4,012,270 shares of common stock	**	4,413,497
*	Fidelity Magellan Fund	172,108 shares of mutual fund investments	**	15,407,101
*	Fidelity Aggressive Growth Fund	596,317 shares of mutual fund investments	**	11,562,591
*	Fidelity Balanced Fund	1,281,820 shares of mutual fund investments	**	24,905,771
*	Fidelity Overseas Fund	365,765 shares of mutual fund investments	**	16,386,263
*	Fidelity Equity Income II Fund	546,627 shares of mutual fund investments	**	13,250,249
*	Fidelity Retirement Money Market Fund	28,609,666 shares of mutual fund investments	**	28,609,666
*	Fidelity Intermediate Bond Fund	668,680 shares of mutual fund investments	**	6,860,660
	Artisan Mid Cap Investment	294,130 shares of mutual fund investments	**	8,959,194
	Brown Capital Management Small Company Fund	145,726 shares of mutual fund investments	**	4,750,667
	Sterling Capital Small Cap Value Fund	517,216 shares of mutual fund investments	**	7,711,695
*	Spartan US Equity Index	177,837 shares of mutual fund investments	**	8,923,885
*	724 Participant loans	Interest rates: 4.5% to 9.5%	$—	4,324,678
				$156,248,936

__________

*	Party-in-interest for which a statutory exemption exists.
**	Under ERISA, reporting the cost of an asset held for investment purposes is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CALPINE CORPORATION RETIREMENT SAVINGS PLAN

	By:	/s/ LISA DONAHUE
Lisa Donahue
Senior Vice President and Chief Financial Officer

Date: June 27, 2007

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm.*

__________

*	Filed herewith